Exhibit 99.1

Proxy Advisory Firms Have Reaffirmed Recommendation that Fuel Systems Shareholders Vote FOR the Proposed Merger

~Merger Agreement already overwhelmingly approved by Westport shareholders~

VANCOUVER, May 20, 2016 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT) ("Westport"), engineering the world's most advanced natural gas engines and vehicles, announced today that Institutional Shareholder Services Inc. ("ISS"), a leading independent proxy advisory firm that provides voting recommendations to institutional investors, has reaffirmed its recommendation that Fuel Systems Solutions, Inc. (Nasdaq:FSYS) shareholders approve the Amended Agreement and Plan of Merger between Westport and Fuel Systems.

In its May 19, 2016 report, ISS reaffirmed continued support for the merger, stating, "FSYS shares have benefitted from being linked to the WPRT stock price as a result of the merger agreement"i.

In addition, Glass Lewis & Co., another leading independent proxy advisory firm, also issued an updated report on May 18, 2016 to reflect the Amended Agreement and Plan of Merger stating, "the amended merger agreement is, on balance, reasonable and in the best interests of Fuel Systems shareholders. Accordingly, we recommend that shareholders vote FOR this proposal"i.

"We are confident that there is widespread support for the merger from Fuel Systems shareholders and the Board", said David Demers, Westport CEO. "The Fuel Systems shareholder meeting is on May 31, 2016, and shareholders are still required to vote, even if they registered a vote for the earlier meeting."

The amendments to the original Agreement and Plan of Merger, dated September 1, 2015, were made to reflect current market conditions and provide greater certainty to Westport and Fuel Systems shareholders. The Amended Agreement has been approved, and is supported, by the Boards of Directors of both companies.

About Westport

Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs. To learn more about our business, visit www.westport.com

Important Information For Shareholders of Fuel Systems Solutions, Inc. and Westport Innovations Inc.

On September 1, 2015, Westport and Fuel Systems announced a transaction whereby Westport will acquire all of the outstanding shares of Fuel Systems common stock in a stock-for-stock merger. This press release is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Fuel Systems or a solicitation of any proxy, vote or approval. Westport has filed with the United States Securities and Exchange Commission ("SEC") a registration statement on Form F-4 that includes a proxy statement of Fuel Systems that also constitutes a prospectus of Westport (the "Proxy Statement/Prospectus"). Westport and Fuel Systems also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed acquisition of Fuel Systems by Westport.

SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT WESTPORT, FUEL SYSTEMS, THE PROPOSED MERGER AND RELATED MATTERS.

Shareholders are able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, shareholders are able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by the parties by contacting Westport Investor Relations at +1 604-718-2046 or invest@westport.com (for documents filed with the SEC by Westport) or Fuel Systems Investor Relations advisor, LHA, at 1-415-433-3777 or fuel@lhai.com (for documents filed with the SEC by Fuel Systems).

Participants in Solicitation

Westport, Fuel Systems and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Fuel Systems in respect of the proposed merger contemplated by the Proxy Statement/Prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Fuel Systems in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding Westport's directors and executive officers is contained in Westport's Annual Report on Form 40-F for the year ended December 31, 2015 and its Management Information Circular, dated March 11, 2015, which is filed with, in the case of the Annual Report on Form 40-F, and furnished to, in the case of the Management Information Circular, the SEC and can be obtained free of charge from the sources indicated above. Information regarding Fuel System's directors and executive officers is contained in Fuel System's Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated April 14, 2015, each of which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the anticipated timing for and ultimate completion of the proposed merger between Westport and Fuel Systems and the anticipated benefits of the merger. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements and ability to complete the proposed merger to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies, regulation and approvals, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in Westport's Annual Report on Form 40-F, as amended.

i Permission to use quotation neither sought nor obtained.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information: Investor Inquiries: Ryder McRitchie, Vice President, Investor Relations, Westport, T: +1 604-718-2046, invest@westport.com; Media Inquiries: Holly Black, Director, Communications, Westport, T: +1 604-718-2011, media@westport.com

CO: Westport Innovations Inc.

CNW 15:57e 20-MAY-16